February 15, 2008

VIA EDGAR

	Re:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
Pre-Effective Amendment No. 2 to Form F-3 Registration Statement
Filed on October 2, 2007

Ms. Anne Parker

Ms. Carmen Moncada-Terry

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 7010

Dear Ms. Parker and Ms. Moncada-Terry:

On behalf of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”), we hereby submit for review by the staff of the Securities and Exchange Commission (the “Staff”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Form F-3 Registration Statement filed on October 2, 2007 (the “Registration Statement”) in connection with the Company’s offering of rights to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share, including common shares in the form of American Depositary Shares (the “Shares”) and 180,000,000 warrants to purchase an additional 60,000,000 common shares. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain updating changes.

In addition, we are providing the following response to your comment letter, dated October 10, 2007, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

1.	We will need sufficient time to review all omitted exhibits, including the several opinions of counsel, once filed. We may have additional comments at that time.

In response to the Staff’s comment, the Company has provided all exhibits previously omitted, including opinions of counsel.

2.	Description of Capital Stock

Based on the disclosure in this section, it appears that you do not have sufficient authorized capital stock available in the event that the rights or warrants are exercised. It also does not appear that you have sufficient authorized shares to cover the exercise any currently outstanding warrants or the conversion of any outstanding convertible notes. Please provide detailed disclosure to address this point, and ensure that the opinion regarding legality addresses all securities that are the subject of this registration statement.

In response to the Staff’s comment, the Company has incorporated the following disclosure under “Description of Capital Stock—General” which reflects its authorized and outstanding capital stock:

“As of December 31, 2007, we had an authorized capital stock of 560,774,772 common shares and our outstanding capital stock consisted of 320,774,772 common shares. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) there were no outstanding warrants or convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares of the common shares are validly issued, fully paid and non assessable. As of December 31, 2007, there were approximately 1,367 holders of all of our common shares.”

The difference between the Company’s authorized but not yet outstanding capital stock is 240,000,000 common shares. Please note that the Company is issuing rights to require 180,000,000 common shares and 180,000,000 warrants to acquire 60,000,000 common shares, and as a result the Company’s authorized capital stock is sufficient to permit the issuance of all common shares in respect of which rights are being offered as well as all common shares underlying the warrants.

* * * * * * * * * *

As previously mentioned by telephone to each of Ms. Moncada-Terry and Mr. Dudek, in order to complete the proposed preemptive rights offering, accretion rights offering and underwritten offering of unsubscribed shares (all of which must be conducted sequentially) prior to the Company’s March 31, 2008 deadline, the Company respectfully requests that the Registration Statement be declared effective by Friday, February 22 if at all possible, and in any event by Monday, February 25 at the latest. Failure to meet the March 31 deadline will result in significant delay and increased expense for the Company. The Company greatly appreciates the Staff’s continuing cooperation.

Please do not hesitate to call David Williams at 212-455-7433 or Christopher Frigon at 212-455-3229 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

H. Roger Schwall

T. Levenberg

Paul Dudek

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Saúl Zang

Gabriel Blasi

Matías Gaivironsky

White & Case LLP

Howard Kleinman